UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of a letter dated October 8, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, October 8, 2018

Comisión Nacional de Valores

RE: Telecom Argentina S.A.

Relevant Matter

Dear Sirs,

I am writing to you as Alternate Responsible for Market Relations of Telecom Argentina S.A. (the “Company”), with its registered office at Av. Alicia Moreau de Justo 50, City of Buenos Aires, in order to inform you that today the Company has taken due notice of the acceptance by Citibank, N.A., HSBC México S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., as lenders, Citibank N.A., HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander S.A., as joint bookrunners and lead arrangers, Citibank N.A., as administrative agent and the Branch of Citibank N.A, established in the Republic of Argentina, as onshore custody agent, of the offer to enter into a loan agreement delivered by the Company for an amount of up to US$ 500,000,000 (which may be increased, in accordance with the terms and conditions thereof) and with a 48-month tenor (the “Loan”).

The proceeds from the Loan will be used by the Company to partially prepay the syndicated loan entered into by the Company on February 2, 2018, for an amount of up to US$ 1,000,000,000 and with a 12-month tenor (the “Original Loan”), which was informed to this Commission by notice on the same date. For its part, the disbursed amount will accrue compensatory interest at a rate per annum equal to LIBOR plus the following margin: 4.50 percentage points during the first year as from the borrowing date, 5.00 percentage points, during the second year and 5.25 percentage points from the date that is two years after the borrowing date to the expiration date; and will be payable quarterly, in arrears.

As provided for in the loan offer, today the Company notified the Administrative Agent its intention to request a disbursement pursuant to the Loan, in the amount of US$ 500,000,000, to be disbursed on October 17, 2018.

Additionally, as a condition precedent to the execution of the Loan, the Company and the remaining parties to the Original Loan agreed to amend certain terms of the Original Loan, including a mandatory prepayment of an amount of at least US$ 100,000,000 so that the outstanding aggregate principal amount under the Original Loan, after taking into account any prepayment made with the proceeds from the Loan, does not exceed U$S 400,000,000 on the date of receipt of such advances.

Finally, we inform you that the Board of Directors of the Company has approved the proposed terms of the financing incurred at its meeting held on September 27, 2018.

Sincerely,

Telecom Argentina S.A.

/s/ Solange Barthe Dennin
Alternate Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	October 8, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations